August 23, 2010

Ms. Ellie Bavaria

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

VIA EDGAR

Re:	The Korea Development Bank
The Republic of Korea
Post-Effective Amendment No. 4 to
Registration Statement under Schedule B
File No. 333-156305
Filed July 30, 2010

Dear Ms. Bavaria:

On behalf of our clients, The Korea Development Bank (“KDB”) and The Republic of Korea (the “Republic” and, together with KDB, the “Registrants”), we set forth below the Registrants’ responses to your letter, dated August 16, 2010, containing the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Post-Effective Amendment No. 4 (“Amendment No. 4”) to the Registrants’ registration statement under Schedule B (File No. 333-156305) (the “Registration Statement”) filed with the Commission on July 30, 2010. For your convenience, we have reproduced below the Staff’s comments and have provided the Registrants’ responses immediately below each of the comments.

With this letter, the Registrants are filing Amendment No. 5 to the Registration Statement (“Amendment No. 5”). Unless otherwise indicated, all page references in the responses set forth below are to the pages of Amendment No. 5.

Ms. Ellie Bavaria

August 23, 2010

General

1.	We note that you refer to the global financial crisis in the registration statement. Where appropriate, please discuss any material effects the global financial crisis and continued concerns about the global economy have had on your public finances or economy more generally and any additional measures you have implemented to mitigate any such effects.

In response to the Staff’s comment, the Registrants have added further disclosure on pages 92 and 93 regarding the impact of the global financial crisis on the Korean economy in more detail and the additional measures implemented by the Korean government to mitigate such impact.

2.	Where appropriate, please discuss any material impact the European sovereign debt crisis has had or is expected to have on The Korea Development Bank and The Republic of Korea.

In response to the Staff’s comment, the Registrants have added further disclosure on page 94 regarding the impact of the European sovereign debt crisis on KDB and the Korean economy.

3.	Please update the registration statement to discuss the proposed reunification tax and its anticipated effect on the Republic’s economy.

In response to the Staff’s comment, the Registrants have added disclosure on page 91 to discuss the proposed reunification tax, which is very preliminary, and its potential effect on the Republic’s economy.

4.	Please update all statistics to provide the most recent data available.

In response to the Staff’s comment, the Registrants have updated all available statistics, including GDP on page 99, dependence on imports for energy consumption on page 102, consumption of energy by source on page 103, inflation rate on page 104, unemployment rate on page 104, the Korea Composite Stock Price Index on page 109, exchange rate on page 113, current account information on page 114, trade surplus on page 118 and foreign currency reserve on page 120.

The Korea Development Bank, page 3

5.	Please explain the reasons for the privatization of KDB and discuss the Republic’s plans with respect to the privatization of other entities in which it holds an equity interest. We note the discussion on pages 21 regarding the Republic’s expectations regarding privatizations.

In response to the Staff’s comment, the Registrants have added disclosure on page 3 to discuss the reasons for the privatization of KDB and added disclosure on page 21 to discuss the Republic’s general plan with respect to the privatization of other entities.

Ms. Ellie Bavaria

August 23, 2010

Results of Operations, page 11

6.	Please advise us why the amount listed as “Total Loans” in the table does not agree with the amount of total loans on page 16.

The amount of “Total Loans” in the table on page 11 includes all types of loans (including equipment capital loans, working capital loans and other loans), while the amount of outstanding loans on page 16 of Amendment No. 4 previously included the amount of equipment capital loans and working capital loans only (excluding other loans) given that KDB mainly provides equipment capital and working capital loans to Korean enterprises. In response to the Staff’s comment, the Registrants have revised the footnote to the table on page 11, included all types of loans in the table on page 16 and specified that the tables on pages 16 through 18 relate to outstanding equipment capital and working capital loans.

The Republic of Korea, page 83

7.	Please include a map of Korea, indicating its location relative to nearby countries.

In response to the Staff’s comment, the Registrants have added a map of Korea on page 87.

The Economy, page 87

8.	Provide five-year disclosure of per capita income and per capita gross domestic product.

In response to the Staff’s comment, the Registrants have included five-year disclosure of per capita income and per capita gross domestic product in the tables on page 97.

9.	Please include disclosure regarding foreign direct investment in the Republic.

In response to the Staff’s comment, the Registrants have included disclosure regarding foreign direct investment in the Republic on page 114.

Principal Sectors of the Economy, page 93

Manufacturing, page 94

10.	Disclose the percentage of the Republic’s total exports that resulted from automobile sales. Also, discuss the effect on the automotive industry of government stimulus programs encouraging automobile purchases and the effect of the recent termination of these programs.

In response to the Staff’s comment, the Registrants have added disclosure on page 100 to disclose the percentage of the Republic’s total exports that resulted from automobile sales and to discuss the effect on the automotive industry of government stimulus programs encouraging automobile purchases and the effect of the recent termination of these programs.

Ms. Ellie Bavaria

August 23, 2010

Consumption of Energy by Source, page 96

11.	Please disclose the identity of the other sources of energy that comprise the “others” category in the table.

In response to the Staff’s comment, the Registrants have disclosed the identity of other sources of energy in the footnote to the table on page 103.

Money Supply, page 104

12.	Clarify that “M2” measures Ml plus quasi-money.

In response to the Staff’s comment, the Registrants have added a footnote to the money supply table on page 110.

Exchange Controls, page 104

13.	Discuss recent actions that the Republic has taken to limit the increase of foreign-exchange derivatives that affect the volatility of the Won.

In response to the Staff’s comment, the Registrants have added disclosure on pages 111 to 112 to discuss the Republic’s recent regulatory actions to prevent over-hedging of foreign exchange risk by corporate investors.

Trade Balance, page 108

14.	Please disclose the material reasons for the annual increases in exports, including a discussion of the primary industries that affected those increases.

In response to the Staff’s comment, the Registrants have added disclosure on page 116 to disclose the material reasons for the annual increases in exports, including a discussion of the primary industries that affected those increases.

15.	Provide a table that shows trade with all of the Republic’s partners.

In response to the Staff’s comment, the Registrants have added tables on pages 118 to 119 showing the Republic’s exports and imports trading partners.

Government Finance, page 111

16.	Provide disclosure regarding the material features of the Government’s tax system.

In response to the Staff’s comment, the Registrants have added disclosure on pages 121 to 122 to discuss material features of the Government’s tax system.

Ms. Ellie Bavaria

August 23, 2010

Debt page 113

17.	Please update the tables throughout this section to provide the outstanding debt as of a more recent date. Provide similar disclosure for KDB.

In response to the Staff’s comment, the Registrants have updated the tables on pages 122 to page 123 to provide the outstanding debt as of December 31, 2009 and added similar disclosure for KDB on pages 24 to 25.

Tables and Supplementary Information, page 112

18.	Provide disclosure for each issuance of debt instead of presenting summarized data. Provide similar disclosure for KDB. Refer to paragraph (3) of Schedule B.

In response to the Staff’s comment, the Registrants have added disclosure for each issuance of external debt by KDB on pages 26 to 30 and the Republic from page 124 to page 126.

Exhibit M-2

19.	Please request counsel to provide an updated opinion that addresses the revised disclosure or delete any date limitations included in the legal opinion. Also, counsel should remove the disclaimer indicating that no one may rely upon the opinion other than the registrants and their legal advisors. Investors in the securities of the registrants are entitled to rely upon the legal opinion. Please revise.

In response to the Staff’s comment, the Registrant’s counsel has provided a revised opinion, which is filed as Exhibit M-2 to Amendment No. 5.

Closing Comment

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review an amendment prior to the requested effective date of the registration statement.

The Staff’s comment is respectfully noted.

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Ms. Ellie Bavaria

August 23, 2010

We sincerely hope that the Registrants’ responses above adequately address the Staff’s comments. On behalf of our clients, we thank the Staff for its assistance to date and look forward to its continued assistance in allowing KDB to meet its contemplated timetable for the transaction. If the Staff has any questions concerning this letter or Amendment No. 5 or requires any further information, please do not hesitate to contact the undersigned by telephone at +852-2532-3723, by fax at +852-2160-1023 or by e-mail at jhan@cgsh.com or Hongki Moon by telephone at +852-2532-3719, by fax at +852-2160-1019 or by e-mail at hmoon@cgsh.com.

Very truly yours,

/s/ Jinduk Han
Jinduk Han

cc:	In Joo Kim, The Korea Development Bank
Joo Yung Sung, The Korea Development Bank
Byeong Sun Song, The Republic of Korea